File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2004 JUN -3 A 9:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08 April 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line [redacted]

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

04030516

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED
JUN 04 2004
THOMSON FINANCIAL

dlw 6/3

\\PLCCOV10\Team$\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2004\I- SEC - Substantial SHareholder - 8Apr04.doc

Announcement Body Information:

On 8 April 2004 the Company received notification under Part VI of the Companies Act 1985 that the shareholding of Barclays PLC in the Ordinary Shares of 65 5/19p each of Severn Trent Plc had decreased to 10,325,917 shares, representing 2.99% of the total issued share capital.

www.severntrent.com